                                                              Page 1 of 15 Pages

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*
                                 Valentis, Inc.
 ------------------------------------------------------------------------------
                              (Name of the Issuer)


                     Common Stock, par value $.001 per share
------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    91913E302
------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Arthur G. Altschul, Jr.
                     Diaz & Altschul Capital Management, LLC
                                950 Third Avenue
                            New York, New York 10022
                                  212-751-1011

------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 2, 2003
 ------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 91913E302                                          Page 2 of 15 Pages

----------- ------------------------------------------------------------------
1           NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Arthur G. Altschul, Jr. (in the capacity described herein)
----------- ------------------------------------------------------------------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [ ]
                                                                       (b) [X]
----------- ------------------------------------------------------------------
3           SEC USE ONLY
----------- ------------------------------------------------------------------
4           SOURCE OF FUNDS*

            Not Applicable
----------- ------------------------------------------------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT

            TO ITEM 2(d) or 2(e)                                          [ ]
----------- ------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
----------- ------------------------------------------------------------------
                        7       SOLE VOTING POWER
                                -0-
NUMBER OF              -------  ----------------------------------------------
SHARES                  8       SHARED VOTING POWER
BENEFICIALLY                    1,439,905 shares of Common Stock (see Item 5)
OWNED BY               -------  ----------------------------------------------
EACH                    9       SOLE DISPOSITIVE POWER
REPORTING                       -0-
PERSON WITH:           -------  ----------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                1,439,905 shares of Common Stock (see Item 5)
------------------------------  ----------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,439,905 shares of Common Stock (see Item 5)
---------- -------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                [ ]
----------- ------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            24.9%
----------- ------------------------------------------------------------------
14          TYPE OF REPORTING PERSON*

            IN
---------- -------------------------------------------------------------------

SCHEDULE 13D
CUSIP No. 91913E302                                          Page 3 of 15 Pages

----------- ------------------------------------------------------------------
1           NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Reinaldo M. Diaz (in the capacity described herein)
----------- ------------------------------------------------------------------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [ ]
                                                                       (b) [X]
----------- ------------------------------------------------------------------
3           SEC USE ONLY
----------- ------------------------------------------------------------------
4           SOURCE OF FUNDS*

            Not Applicable
----------- ------------------------------------------------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)                                           [ ]
----------- ------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
----------- ------------------------------------------------------------------
                        7       SOLE VOTING POWER
                                -0-
NUMBER OF              -------  ----------------------------------------------
SHARES                  8       SHARED VOTING POWER
BENEFICIALLY                    1,439,905 shares of Common Stock (see Item 5)
OWNED BY               -------  ----------------------------------------------
EACH                    9       SOLE DISPOSITIVE POWER
REPORTING                       -0-
PERSON WITH:           -------  ----------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                1,439,905 shares of Common Stock (see Item 5)
------------------------------  ----------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,439,905 shares of Common Stock (see Item 5)
----------- ------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                [ ]
----------- ------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            24.9%
----------- ------------------------------------------------------------------
14          TYPE OF REPORTING PERSON*

            IN
----------- ------------------------------------------------------------------

Schedule 13D
CUSIP No. 91913E302           SCHEDULE 13D                 Page 4 of 15 Pages

----------- ------------------------------------------------------------------
1           NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Diaz & Altschul Capital Management, LLC
----------- -------------------------------------------------------------------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [ ]
                                                                       (b) [X]
----------- ------------------------------------------------------------------
3           SEC USE ONLY
----------- ------------------------------------------------------------------
4           SOURCE OF FUNDS*

            Not Applicable
----------- ------------------------------------------------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)                                           [ ]
----------- ------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION

            New York
----------- ------------------------------------------------------------------
                        7       SOLE VOTING POWER
                                -0-
NUMBER OF              -------  ----------------------------------------------
SHARES                  8       SHARED VOTING POWER
BENEFICIALLY                    1,439,905 shares of Common Stock (see Item 5)
OWNED BY               -------  ----------------------------------------------
EACH                    9       SOLE DISPOSITIVE POWER
REPORTING                       -0-
PERSON WITH:           -------  ----------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                1,439,905 shares of Common Stock (see Item 5)
------------------------------  ----------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,439,905 shares of Common Stock (see Item 5)
----------- ------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                [ ]
----------- ------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            24.9%
----------- ------------------------------------------------------------------
14          TYPE OF REPORTING PERSON*

            OO
----------- ------------------------------------------------------------------

Schedule 13D
CUSIP No. 91913E302           SCHEDULE 13D                 Page 5 of 15 Pages

----------- ------------------------------------------------------------------
1           NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Diaz & Altschul Advisors, LLC
----------- ------------------------------------------------------------------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [ ]
                                                                       (b) [X]
----------- ------------------------------------------------------------------
3           SEC USE ONLY
----------- ------------------------------------------------------------------
4           SOURCE OF FUNDS*

            Not Applicable
----------- ------------------------------------------------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)                                           [ ]
----------- ------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION

            New York
----------- ------------------------------------------------------------------
                        7       SOLE VOTING POWER
                                -0-
NUMBER OF              -------  ----------------------------------------------
SHARES                  8       SHARED VOTING POWER
BENEFICIALLY                    1,439,905 shares of Common Stock (see Item 5)
OWNED BY               -------  ----------------------------------------------
EACH                    9       SOLE DISPOSITIVE POWER
REPORTING                       -0-
PERSON WITH:           -------  ----------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                1,439,905 shares of Common Stock (see Item 5)
------------------------------  ----------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,439,905 shares of Common Stock (see Item 5)
----------- ------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                [ ]
----------- ------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            24.9%
----------- ------------------------------------------------------------------
14          TYPE OF REPORTING PERSON*

            OO
----------- ------------------------------------------------------------------

Schedule 13D
CUSIP No. 91913E302           SCHEDULE 13D                 Page 6 of 15 Pages

----------- ------------------------------------------------------------------
1           NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Diaz & Altschul Management, LLC
----------- ------------------------------------------------------------------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [ ]
                                                                       (b) [X]
----------- ------------------------------------------------------------------
3           SEC USE ONLY
----------- ------------------------------------------------------------------
4           SOURCE OF FUNDS*

            Not Applicable
----------- ------------------------------------------------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)                                           [ ]
----------- ------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
----------- ------------------------------------------------------------------
                        7       SOLE VOTING POWER
                                -0-
NUMBER OF              -------  ----------------------------------------------
SHARES                  8       SHARED VOTING POWER
BENEFICIALLY                    533,260 shares of Common Stock (see Item 5)
OWNED BY               -------  ----------------------------------------------
EACH                    9       SOLE DISPOSITIVE POWER
REPORTING                       -0-
PERSON WITH:           -------  ----------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                533,260 shares of Common Stock (see Item 5)
------------------------------  ----------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            533,260 shares of Common Stock (see Item 5)
----------- ------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                [ ]
----------- ------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.2%
----------- ------------------------------------------------------------------
14          TYPE OF REPORTING PERSON*

            OO
----------- ------------------------------------------------------------------

Schedule 13D
CUSIP No. 91913E302           SCHEDULE 13D                 Page 7 of 15 Pages

----------- ------------------------------------------------------------------
1           NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Delta Opportunity Fund, Ltd.
----------- ------------------------------------------------------------------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [ ]
                                                                       (b) [X]
----------- ------------------------------------------------------------------
3           SEC USE ONLY
----------- ------------------------------------------------------------------
4           SOURCE OF FUNDS*

            OO
----------- ------------------------------------------------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)                                           [ ]
----------- ------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION

            British Virgin Islands
----------- ------------------------------------------------------------------
                        7       SOLE VOTING POWER
                                -0-
NUMBER OF              -------  ----------------------------------------------
SHARES                  8       SHARED VOTING POWER
BENEFICIALLY                    906,644 shares of Common Stock (see Item 5)
OWNED BY               -------  ----------------------------------------------
EACH                    9       SOLE DISPOSITIVE POWER
REPORTING                       -0-
PERSON WITH:           -------  ----------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                906,644 shares of Common Stock (see Item 5)
------------------------------  ----------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            906,644 shares of Common Stock (see Item 5)
----------- ------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                [ ]
----------- ------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            15.7%
----------- ------------------------------------------------------------------
14          TYPE OF REPORTING PERSON*

            CO
----------- ------------------------------------------------------------------

Schedule 13D
CUSIP No. 91913E302           SCHEDULE 13D                 Page 8 of 15 Pages

----------- ------------------------------------------------------------------
1           NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Delta Opportunity Fund (Institutional), LLC
----------- ------------------------------------------------------------------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [ ]
                                                                       (b) [X]
----------- ------------------------------------------------------------------
3           SEC USE ONLY
----------- ------------------------------------------------------------------
4           SOURCE OF FUNDS*

            OO
----------- ------------------------------------------------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)                                           [ ]
----------- ------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
----------- ------------------------------------------------------------------
                        7       SOLE VOTING POWER
                                -0-
NUMBER OF              -------  ----------------------------------------------
SHARES                  8       SHARED VOTING POWER
BENEFICIALLY                    533,260 shares of Common Stock (see Item 5)
OWNED BY               -------  ----------------------------------------------
EACH                    9       SOLE DISPOSITIVE POWER
REPORTING                       -0-
PERSON WITH:           -------  ----------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                533,260 shares of Common Stock (see Item 5)
------------------------------  ----------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            533,260 shares of Common Stock (see Item 5)
----------- ------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                [ ]
----------- ------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.2%
----------- ------------------------------------------------------------------
14          TYPE OF REPORTING PERSON*

            OO
----------- ------------------------------------------------------------------

SCHEDULE 13D
CUSIP No. 91913E302                                          Page 9 of 15 Pages

               This Amendment No. 1 on Schedule 13D amends Item 5, Item 6 and
Item 7 of the initial statement on Schedule 13D dated February 3, 2003 filed by the Reporting Persons (as defined herein) (such initial statement on Schedule 13D is referred to herein as the "Schedule 13D"). This Amendment No. 1 relates to the Common Stock, $.001 par value ("Common Stock"), of Valentis, Inc., a Delaware corporation, (the "Issuer"). The Issuer's principal executive offices are located at 863A Mitten Road, Burlingame, California 94010.

                This Amendment No. 1 is being filed on behalf of each of the following persons:

               (i) Diaz & Altschul Capital Management, LLC, a New York limited liability company ("D&A") ;

               (ii) Diaz & Altschul Advisors, LLC, a New York limited
                    liability company ("D&A Advisors");

              (iii) Diaz & Altschul Management, LLC, a Delaware limited
                    liability company ("D&A Management");

               (iv) Delta Opportunity Fund, Ltd., a British Virgin Islands
                    company ("Delta");

               (v) Delta Opportunity Fund (Institutional), LLC, a Delaware limited liability company ("Institutional");

               (vi) Arthur G. Altschul, Jr. ("Mr. Altschul"); and

              (vii) Reinaldo M. Diaz ("Mr. Diaz").

The foregoing persons are hereinafter sometimes collectively referred to as "Reporting Persons." Information as to each Reporting Person set forth in this Amendment No. 1 has been provided by such Reporting Person.

                Capitalized terms used in this Amendment No. 1 without definition have the respective meanings given such terms in the Schedule 13D.

ITEM 5.         INTEREST IN SECURITIES OF THE ISSUER.

        (a) Delta has entered into a Securities Purchase Agreement, dated as of December 1, 2003, by and between the Issuer and the purchasers named therein (the "Purchase Agreement") pursuant to which Delta has agreed to purchase 121,951 shares of Common Stock and warrants (the "Warrants") to purchase 48,780 shares of Common Stock. The closing of the sale of shares of Common Stock and Warrants under the Purchase Agreement is subject to conditions precedent, including, without limitation, approval of the transactions contemplated by the Purchase Agreement by the stockholders of the Issuer. If the purchase of such shares of Common Stock and Warrants occurs, the number of shares of Common Stock which the Reporting Persons may be deemed to beneficially own and the percent of the class which may be represented by such amounts would be as follows:

SCHEDULE 13D
CUSIP No. 91913E302                                         Page 10 of 15 Pages

     Reporting Person         Shares of Common Stock         Percent of Class
     ----------------         ----------------------         ----------------

       Mr. Altschul                 1,610,636                     27.0%*
       Mr. Diaz                     1,610,636                     27.0%*
       D&A                          1,610,636                     27.0%*
       D&A Advisors                 1,610,636                     27.0%*
       D&A Management                 533,260                      9.2%*
       Delta                        1,077,376                     18.1%*
       Institutional                  533,260                      9.2%*

            (*Based on 5,777,210 shares of Common Stock outstanding, as of September 30, 2003, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2002.)

        (b) If Delta's purchase of shares of Common Stock and Warrants pursuant to the Purchase Agreement occurs, the number of Shares as to which the Person has:

                         Mr. Altschul, Mr. Diaz, D&A and D&A Advisors:
                         --------------------------------------------

                         (i)     sole power to vote or to direct
                                 the vote

                                                -0-

                         (ii)    shared power to vote or to direct the vote:

                                 1,610,636 shares of Common Stock*

                         (iii) sole power to dispose or to direct the disposition of

                                                -0-

                         (iv) shared power to dispose or to direct the disposition of

                                 1,610,636 shares of Common Stock*

                         Delta:
                         -----

                         (i)     sole power to vote or to direct
                                    the vote

                                                -0-

SCHEDULE 13D
CUSIP No. 91913E302                                         Page 11 of 15 Pages


                         (ii)    shared power to vote or to direct the vote:

                                 1,077,376 shares of Common Stock*

                         (iii) sole power to dispose or to direct the disposition of

                                                -0-

                         (iv) shared power to dispose or to direct the disposition of

                                 1,077,376 shares of Common Stock*

                        Institutional and D&A Management:
                        ---------------------------------

                         (i)     sole power to vote or to direct
                                    the vote

                                                -0-

                         (ii)    shared power to vote or to direct the vote:

                                 533,260 shares of Common Stock*

                         (iii) sole power to dispose or to direct the disposition of

                                                -0-

                         (iv) shared power to dispose or to direct the disposition of

                                 533,260 shares of Common Stock*

* D&A is the parent company of D&A Advisors and D&A Management. By reason of its control of D&A Advisors and D&A Management, D&A may be deemed to share dispositive power over the shares of Common Stock listed as beneficially owned by D&A Advisors and D&A Management. The amount listed as beneficially owned by D&A includes the amounts listed as beneficially owned by D&A Advisors and D&A Management. D&A disclaims beneficial ownership of such shares of Common Stock.

D&A Advisors serves as investment advisor to Delta and Institutional. By reason of such relationships, D&A Advisors may be deemed to share voting and dispositive power over the shares of Common Stock owned by Delta and Institutional. D&A Advisors disclaims beneficial ownership of such shares of Common Stock.

D&A Management serves as investment manager to and managing member of Institutional. By reason of such relationships, D&A Management may be deemed to share voting and dispositive power over the shares of Common Stock listed

SCHEDULE 13D
CUSIP No. 91913E302                                         Page 12 of 15 Pages

as beneficially owned by Institutional. D&A Management disclaims beneficial ownership of such shares of Common Stock.

Mr. Altschul is a member of D&A, the parent company of D&A Advisors, and is a member of D&A Management. By reason of such relationships, Mr. Altschul may be deemed to share voting and dispositive power over the shares of Common Stock listed as beneficially owned by D&A Advisors and D&A Management. Mr. Altschul disclaims beneficial ownership of such shares of Common Stock listed as beneficially owned by D&A Advisors and D&A Management.

Mr. Diaz is a member of D&A, the parent company of D&A Advisors, and is a member of D&A Management. By reason of such relationships, Mr. Diaz may be deemed to share voting and dispositive power over the shares of Common Stock listed as beneficially owned by D&A Advisors and D&A Management. Mr.Diaz disclaims beneficial ownership of such shares of Common Stock listed as beneficially owned by D&A Advisors and D&A Management.

The shares of Common Stock reported as beneficially owned are held by Delta and Institutional. Mr. Altschul, Mr. Diaz, D&A, D&A Advisors and D&A Management disclaim beneficial ownership of such shares of Common Stock. Delta and Institutional each disclaims beneficial ownership of shares of Common Stock reported on this Schedule as beneficially owned by any other person identified on this Schedule.

(c) Except for Delta entering into the Purchase Agreement as described in Item 5, none of the D&A Reporting Persons has effected any transaction in the Shares during the past 60 days, and, to the best of the D&A Reporting Persons' knowledge, no person named in Exhibit A has effected any transactions in the Shares during the past 60 days.

(d) Each of the D&A Reporting Persons affirms that except as described below, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, any Shares. The shareholders of Delta have the right to participate in the receipt of dividend from, or the proceeds from the sale of, the Shares and Warrants beneficially owned by Delta in accordance with their ownership interests in Delta. The members of Institutional have the right to participate in the receipt of dividends from, or the proceeds from the sale of, the Shares and Warrants beneficially owned by Institutional in accordance with their ownership interests in Institutional.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

          As described above, Delta entered into a Securities Purchase Agreement with the Issuer, dated as of December 1, 2003 pursuant to which Delta has agreed to purchase 121,951 shares of Common Stock and Warrants to purchase 48,780 shares of Common Stock. The closing of the purchase of such sale of Common Stock and Warrants is subject to conditions precedent, including, without limitation, stockholder approval. The Issuer has filed a definitive proxy statement for an annual meeting of stockholders to be held on

SCHEDULE 13D
CUSIP No. 91913E302                                         Page 13 of 15 Pages

December 30, 2003. Pursuant to a Registration Rights Agreement, dated as of December 1, 2003, by and among the Issuer and the Investors named therein (the "Registration Rights Agreement"), the Issuer has agreed to file within 45 days of the Closing a Registration Statement covering the shares of Common Stock issuable pursuant to the Purchase Agreement and upon exercise of the Warrants. Except as described herein, there is no agreement, understanding, contract, arrangement or relationship between any of the D&A Reporting Persons and the Issuer.

          The summary of the Securities Purchase Agreement, the Warrants and the Registration Rights Agreement contained in this statement is not intended to be complete and are qualified by reference to the form of Securities Purchase Agreement, form of Registration Rights Agreement and form of Warrant, included as Exhibits 99.6, 99.7 and 99.8 respectively, which are incorporated herein by reference.

Item 7.   Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following as additional exhibits:

     Exhibit 99.6 Form of Securities Purchase Agreement, dated as of December 1, 2003 (incorporated herein by reference to Exhibit C to the Issuer's definitive proxy statement filed with the Securities and Exchange Commission on December 15, 2003).

     Exhibit 99.7 Form of Registration Rights Agreement, dated as of December 1, 2003 (incorporated herein by reference to Exhibit D to the Issuer's definitive proxy statement filed with the Securities and Exchange Commission on December 15, 2003)

     Exhibit 99.8 Form of Common Stock Purchase Warrant (incorporated herein by reference to Exhibit E to the Issuer's definitive proxy statement filed with the Securities and Exchange Commission on December 15, 2003)

SCHEDULE 13D
CUSIP No. 91913E302                                         Page 14 of 15 Pages

                                                     SIGNATURE

          After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies as to itself that the information set forth in this statement is true, complete and correct.

Dated:  December 22, 2003

Date:  December 22,  2003              DIAZ & ALTSCHUL CAPITAL MANAGEMENT, LLC

                                           By:   /s/ Christopher S. Mooney
                                              -------------------------------
                                               Name:   Christopher S. Mooney
                                               Title:  Chief Financial Officer

Date:  December 22,  2003               DIAZ & ALTSCHUL ADVISORS, LLC

                                           By:   /s/ Christopher S. Mooney
                                               -------------------------------
                                               Name:   Christopher S. Mooney
                                               Title:  Chief Financial Officer

Date:  December 22,  2003               DIAZ & ALTSCHUL MANAGEMENT, LLC

                                           By:   /s/ Christopher S. Mooney
                                               -------------------------------
                                               Name:   Christopher S. Mooney
                                               Title:  Chief Financial Officer

Date:  December 22,  2003               DELTA OPPORTUNITY FUND, LTD.

                                           By:   DIAZ & ALTSCHUL ADVISOR, LLC
                                                 as investment advisor

                                           By:   /s/ Christopher S. Mooney
                                               -------------------------------
                                               Name:   Christopher S. Mooney
                                               Title:  Chief Financial Officer


Date:  December 22,  2003          DELTA OPPORTUNITY FUND (INSTITUTIONAL), LLC

                                         By:   DIAZ & ALTSCHUL MANAGEMENT, LLC
                                                 as managing member

                                         By:   /s/ Christopher S. Mooney
                                               -------------------------------
                                               Name:   Christopher S. Mooney
                                               Title:  Chief Financial Officer


Date:  December 22,  2003                /s/  Arthur G. Altschul, Jr.
                                         -------------------------------------
                                                 Arthur G. Altschul, Jr.

SCHEDULE 13D
CUSIP No. 91913E302                                         Page 15 of 15 Pages

Date: December 22,  2003                 /s/ Reinaldo M. Diaz
                                         -------------------------------------
                                                   Reinaldo M. Diaz